Environmentally Clean Raw Materials for Energy Transition

Tuleva is an energy transition raw materials company targeting the battery, renewable energy, and electric grid markets.

The Company produces battery-grade Lithium materials, high-purity Aluminum, and crystalline Silicon nanomaterials from hard rock lithium ores using its novel, low-cost, environmentally clean manufacturing process.

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$1,029.07
Min. Investment

$1.94
Share Price *

*Added fee of 3% per investment transaction up to $300/transaction

Form C   Offering Memorandum   Investor Education

     

Mining Partner in Africa   bakertilly   INL Idaho National Laboratory 70 YEARS OF SCIENCE & INNOVATION   AIRTRONICS   BURROW GLOBAL   Mining Partner in Africa   bakerti

PROBLEM/SOLUTION

Onshoring
Environmentally Clean Lithium Chemicals



Made in Webflow

Manufacturing in the U.S.

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Problem

The fast-growing $8.2B Lithium materials market[1], critical to energy transition, is dominated* by manufacturers located in China. This poses a threat to the stability and security of lithium supply in important markets including the U.S.

* **72%** of world's lithium processing and conversion capacity



Solution

Tuleva is building a U.S. based production facility for battery-grade lithium materials, using its innovative, low-cost, and environmentally clean manufacturing process, to mitigate the geopolitical risks inherent in the lithium supply chain, ensuring a stable and secure supply of lithium in important markets.

Outcome

Our customers will get a reliable supply chain for environmentally clean battery-grade lithium chemicals devoid of geopolitical risks without the need to pay a price premium.

HOW IT WORKS

Unlocking Clean Manufacturing at the Core

Made in Webflow



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The Capture and Use of Atmospheric CO2 to produce certain grade lithium chemicals combined with **zero carbon emission** process truly **carbon-negative**.

Advanced Electrochemical Process minimizes acid and other toxic waste by reducing the number of steps required for purification. We are collaborating with prestigious lab partners to improve our approach.

An Efficient and Clean Industrial Heating System lowers the energy consumption for heating and captures, reuses, and repurposes waste heat.

A Novel Chemical Separation and Recapture System recapturers direct materials for reuse in our process. Almost **90%** of water and **95%** of chemicals used in our process are recaptured and reused[4]. We are working to further improve the percentage of water recapture in our process.

Multi-feedstock Processing Capability, including a variety of hard rock and enriched brine, provides flexibility and scalability to adapt to changing market demands and resource availability.

Multiple Commodity Production, including Lithium, Aluminum, and Silicon, shields us from single commodity market and price volatility risks.



MARKET SIZE

Strong Growth Projected for the Materials Critical to Energy Transition



Expected Growth of the Lithium Chemicals Market

Market Size (in billion USD)

18
16
14
12
10
8

2024 2025 2026 2027 2028 2029 2030 2031

The **$8.2 Billion** market for lithium chemicals is expected to grow at a compounded annual rate of **12.8**% for the next 7 years[1]. This surge is fueled by the rapid worldwide adoption of rechargeable battery solutions in the transportation and utility (Grid and micro-grid) sectors.

The Energy Transition is also increasing the demand from **$4.3B**[2] high-purity Aluminum to **$6.83B**[3]. Tuleva is well positioned to take advantage of market growth in Lithium chemicals, high-purity Aluminum, and Silicon metals, **11.5%** and **5.2%** respectively over the next 5-7 years.

Tuleva is well positioned to take advantage of market growth in Lithium chemicals, high-purity Aluminum, and Silicon metals.



GROWTH

Powering Towards Success

Our growth plans include building a state-of-the-art production facility in the U.S. to meet the increasing demand for battery raw materials. With a long-term supply of lithium ore already in place, we're well-positioned to serve customers in the automotive, transportation, defense, and utility sectors.


BONUS TIER 1

5%

Bonus Shares

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First 15 days" begins on the day this offering is launched (the "Launch Date") through 11:59 pm Eastern Daylight Time ("EDT"). The "First 45 days" begins at the conclusion of the First 15 days, and ends at 11:59 pm Eastern Daylight Time ("EDT") on the 45th day following the Launch Date.

Invest	Invest	Invest
$2,500+	**$5,000**	**$10,000**
2.5%	**5%**	**10%**
Bonus Shares	Bonus Shares	Bonus Shares
INVEST NOW	INVEST NOW	INVEST NOW

FAQs

⌃ Why invest in Startups?

Regulation CF allows investors to invest in startups and early-growth companies. This is different from helping a company raise money on Kickstarter; with Regulation CF Offerings, you aren't buying products or merchandise - you are buying a piece of a company and helping it grow.

⌃ How much can I invest?

Accredited investors can invest as much as they want. But if you are NOT an accredited investor, your investment limit depends on either your annual income or net worth, whichever is greater. If the number is less than $124,000, you can only invest 5% of it. If both are greater than $124,000 then your investment limit is 10%.

⌃ How do I calculate my net worth?

To calculate your net worth, just add up all of your assets and subtract all of your liabilities (excluding the value of the person's primary residence). The resulting sum is your net worth.

What are the tax implications of an equity crowdfunding investment?

We cannot give tax advice, and we encourage you to talk with your accountant or tax advisor before making an investment.

Who can invest in a Regulation CF Offering?

Individuals over 18 years of age can invest.

What do I need to know about early-stage investing? Are these investments risky?

There will always be some risk involved when investing in a startup or small business. And the earlier you get in the more risk that is usually present. If a young company goes out of business, your ownership interest could lose all value. You may have limited voting power to direct the company due to dilution over time. You may also have to wait about five to seven years (if ever) for an exit via acquisition, IPO, etc. Because early-stage companies are still in the process of perfecting their products, services, and business model, nothing is guaranteed. That's why startups should only be part of a more balanced, overall investment portfolio.

When will I get my investment back?

The Common Stock (the "Shares") of Tuleva (the "Company") are not publicly-traded. As a result, the shares cannot be easily traded or sold. As an investor in a private company, you typically look to receive a return on your investment under the following scenarios: Tuleva gets acquired by another company. Tuleva goes public (makes an initial public offering). In those instances, you receive your pro-rata share of the distributions that occur, in the case of acquisition, or you can sell your shares on an exchange. These are both considered long-term exits, taking approximately 5-10 years (and often longer) to see the possibility for an exit. It can sometimes take years to build companies. Sometimes there will not be any return, as a result of business failure.

Can I sell my shares?

Shares sold via Regulation Crowdfunding offerings have a one-year lockup period before those shares can be sold under certain conditions. The exceptions are sales to:
(i) to the Company;
(ii) to an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;
(iii) as part of an offering registered under the Securities Act with the SEC; or
(iv) to a member of the Investor's family or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or equivalent, or in connection with the death or divorce of the Investor or other similar circumstance.

Exceptions to limitations on selling shares during the one-year lockup period:

In the event of death, divorce, or similar circumstance, shares can be transferred to:

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- The company that issued the securities
- An accredited investor
- A family member (child, stepchild, grandchild, parent, stepparent, grandparent, spouse or equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships)

What happens if a company does not reach their funding target?

How can I learn more about a company's offering?

All available disclosure information can be found on the offering pages for our Regulation Crowdfunding offering.

What if I change my mind about investing?

You can cancel your investment at any time, for any reason, until 48 hours prior to a closing occurring. If you've already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To submit a request to cancel your investment please email: info@dealmakersecurities.com

How do I keep up with how the company is doing?

At a minimum, the company will be filing with the SEC and posting on it's website an annual report, along with certified financial statements. Those should be available 120 days after the fiscal year end. If the company meets a reporting exception, or eventually has to file more reported information to the SEC, the reporting described above may end. If these reports end, you may not continually have current financial information about the company.

What relationship does the company have with DealMaker Securities?

Once an offering ends, the company may continue its relationship with DealMaker Securities for additional offerings in the future. DealMaker Securities' affiliates may also provide ongoing services to the company. There is no guarantee any services will continue after the offering ends.

What's Tuleva's core business?

Tuleva is a energy transition raw materials company with a mission to manufacture its products using environmentally clean and sustainable industrial processes.

How do you plan to use the proceeds from this funding round?

Contemplated use of funds from this funding round –

a. R&D + G&A – 49.9%.

b. Pilot Plant Engineering + Equipment – 20%.

c. Land Down payment – 10%.

d. Various Fees DealMaker and its Affiliates – 12.7%.

e. Outstanding Current Liabilities – 7.4%

Please read the Use of Proceeds section of the Offering Statement linked above, as this is not a replacement for that section of the Offering information.

∧ What is the current valuation of the Company?

Premoney valuation of $47,151,700.

Please read the Valuation section of the Offering Statement. The current valuation of the Company presented here was prepared based on the process and description in the Offering Statement linked above.

∧ How many investors do you have already?

We have raised $1.2M as part of our seed capital raise round from eight investors.

∧ Who are your competitors? What are your advantages against them?

On battery-grade Lithium Chemicals. This is a $8.2B market that is growing very fast at a rate of ~12.8% CAGR[1]. Several public and private companies compete in this market. Below is the competitive overview.

Customer Decision Criteria	Tuleva	Albemarle (Hard-Rock)	SQM (Brine - Pond Evaporation)	(Brine-DLE)	Chinese Manufacturers (Hard-Rock
Production Cost	Very-Low	Medium	Low	Medium	High
Supply Reliability	High	High	High	High	Low
Environmental Impact	Positive	Negative	Negative	Negative	Negative
Climate Impact (carbon emission)	Zero	High	Medium	Medium	High
Ability to **quickly** adapt to changing Battery Chemistries	High	Low	Low	Low	Low
US Based Supply chain (Required for IRA incentives)	Yes	Yes	No	Yes/No	No

∧ What do you mean by "environmentally clean" manufacturing process? How is this different from your competition?

Our proprietary manufacturing process captures and reuses extraction chemicals, is carbon-negative, recycles and reuses water, reuses and repurposes heat generated in our process, and wastes less than 5% of the ore.

The conventional lithium production process consumes an enormous amount of water, produces acidic and other toxic waste, and wastes more than 90% of the ore.

What is Tuleva's IP Strategy? How many patents does Tuleva have?

Tuleva will follow a two-prong strategy for intellectual property protection. We intend to keep our manufacturing process a Trade Secret. Further, we intend to protect certain aspects of our process by way of Patents.

Tuleva will be filing four (4) provisional patents. We expect to file additional patents in the future.

Can you share the roadmap for the next 3-4 years and when you expect to become profitable?

Tuleva will develop the project in three phases as part of its process and technology de-risking strategy.

i. *Pilot Plant*

This is the first phase of the process and technology de-risking strategy. Although most of the individual unit processes in Tuleva's process have been either tested on a lab scale for lithium extraction or used on an industrial scale in other industries, there is no process that the Company is aware of for Lithium refining and conversion that uses the combination of chemicals and technologies as developed by Tuleva. Tuleva considers its lithium manufacturing process to be at level 5/6 on the Technology Readiness Level ("TRL") scale.

The first phase of the Company's process and technology de-risking strategy is to develop a small 625 kgs/hour Hard Rock ore processing pilot plant. This plant will be on skids and will most likely be housed in an industrial warehouse. The goal of this plant is to not only move the process and technologies readiness level to 8 on the TRL scale but also produce lithium compounds from the exact ore the Company intends to use in the production environment. The Company will use the lithium compounds produced from this Pilot plant to perform material qualification with battery and car manufacturers, among others, to secure off-take agreements from buyers.

The Company is currently working on the process and equipment design for the Pilot plant with the Company's Engineering, Procurement, and Construction ("EPC") partner. The Company expects this phase to be completed by December of 2024/January of 2025.

ii. *Production Demonstration Plant*

The second phase of the process and technology de-risking strategy is the Production Demonstration ("**PD**") plant. This plant will be a scaled-up version of the Pilot plant and will have an ore processing capacity of 40 tons/hour. The goal of this plant is to prove the industrial scalability of the process. This plant will be housed in the same site as the production plant and will most likely use the same infrastructure as the production plant.

The Company plans to initiate design work for the Production Demonstration Plant in late Q3 of 2024, with the goal of breaking ground for construction in Q2 of 2025. The Company expects this plant to be commissioned and operational in mid-to-late Q2 2026.

The PD plant will generate revenue for the Company.

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iii. *Full-Scale Production*

Once all the scalability issues are ironed out in the Production Demonstration Plant, the Company intends to replicate the PD Plant two more times in the same location to complete the Full Production Plant. However, the Company might instead decide to extend the PD plant to include the production of Aluminum and Silicon to complete the Full Production Plant (instead of expanding the capacity of the lithium production in the same location). The PD plant is expected to generate revenue for the Company

The Company expects to operate at full capacity by Q2- Q3 of 2027.

⌃ What industries are you currently focused on?

We are focused on selling our products to battery manufacturers in the automotive, transportation, defense, and utility (grid storage) markets. Further, we also plan to sell high-purity aluminum to the aluminum alloy market, and crystalline silicon to the solar panel and microelectronics markets.

⌃ What is the exit plan for the company?

The plan is to build a successful, valuable company. Exit opportunities like an acquisition or IPO could follow in due course

⌃ When will Tuleva expand into additional markets and which ones?

In the future, Tuleva plans to expand into Lithium Metal Anode, Silicon Anode, and Copper markets.

⌃ How do you keep up with how the company is doing?

At a minimum, the company will be filing with the SEC and posting on its website an annual report, along with certified financial statements. Those should be available 120 days after the fiscal year end. If the company meets a reporting exception, or eventually has to file more reported information to the SEC, the reporting described above may end. If these reports end, you may not continually have current financial information about the company.

⌃ How long are you expecting the company to operate before needing another round?

The Company expects to begin its Series B capital raise upon successful production of battery-grade lithium chemicals from its Pilot plant operations, which is expected to be around late Q4 of 2024/early Q1 of 2025.





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PROBLEM/SOLUTION HOW IT WORKS MARKET PERKS TEAM FAQ JOIN THE DISCUSSION

1 - https://www.grandviewresearch.com/industry-analysis/lithium-market
2 - https://www.factmr.com/report/625/high-purity-aluminium-market
3 - https://www.precedenceresearch.com/aluminum-market
4 - Company data based on internal testing of the recapture process. Further information is available upon request. The information included herein
illustrative purposes only to reflect Management's beliefs regarding the company's manufacturing process based on its research and analysis. Information is subject to

Made in Webflow



change as are definitions used in this web page.

Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and th... who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns.

DealMaker Securities LLC, a registered broker-dealer, and member of FINRA | SIPC, located at 4000 Eagle Point Corporate Drive, Suite 950, Birmingham, AL 35242, is the Intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's BrokerCheck.

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Contact information is provided for Investors to make inquiries and requests to DealMaker Securities LLC regarding Regulation CF in general, or the status of such investor's submitted documentation, specifically. DealMaker Securities LLC may direct Investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on issuer related matters.

THIS WEBSITE MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.